SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

January 28, 2020

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ Fourth Quarter Results 2019”, dated January 28, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 28th day of January 2020.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report

Q4 2019

Philips delivers Q4 sales of EUR 6 billion, with 3% comparable sales growth; income from continuing operations amounted to EUR 550 million and Adjusted EBITA margin increased to 17.9%

Amsterdam, January 28, 2020

Fourth-quarter highlights

  Sales amounted to EUR 6 billion, with 3% comparable sales growth
  Comparable order intake increased 3%
  Income from continuing operations was EUR 550 million, compared to EUR 723 million in Q4 2018
  Adjusted EBITA margin improved by 50 basis points to 17.9% of sales, compared to 17.4% of sales in Q4 2018
  Income from operations amounted to EUR 730 million, compared to EUR 769 million in Q4 2018
  EPS from continuing operations (diluted) amounted to EUR 0.61; Adjusted EPS from continuing operations (diluted) increased 9% compared to Q4 2018 to EUR 0.83
  Operating cash flow amounted to EUR 1,271 million, compared to EUR 1,293 million in Q4 2018; free cash flow was EUR 959 million, compared to EUR 1,019 million in Q4 2018

Full-year highlights

  Sales increased to EUR 19.5 billion, with 4% comparable sales growth
  Comparable order intake increased 3%
  Income from continuing operations was EUR 1,192 million, compared to EUR 1,310 million in 2018
  Adjusted EBITA margin increased 10 basis points to 13.2% of sales, compared to 13.1% of sales in 2018
  Income from operations amounted to EUR 1,644 million, compared to EUR 1,719 million in 2018
  EPS from continuing operations (diluted) amounted to EUR 1.30; Adjusted EPS from continuing operations (diluted) increased 15% compared to 2018 to EUR 2.02
  Operating cash flow totaled EUR 2,032 million, compared to EUR 1,780 million in 2018; free cash flow increased to EUR 1,053 million, compared to EUR 984 million in 2018
  Proposed dividend of EUR 0.85 per share

Company update

  Philips to review ownership options for the Domestic Appliances business
  Roy Jakobs appointed as the new Chief Business Leader of the Connected Care businesses, succeeding Carla Kriwet, who will leave the company

Frans van Houten, CEO

“I am encouraged that the three business segments together delivered 4% comparable sales growth and an Adjusted EBITA margin improvement of 120 basis points in the fourth quarter, despite a more challenging environment. This performance was partly offset by lower IP royalties compared to Q4 2018, resulting in 3% comparable sales growth and an Adjusted EBITA margin improvement of 50 basis points for the Group. Comparable order intake grew a further 3%, on the back of strong 10% growth in Q4 2018.

For the full year, we are pleased to have grown the company to EUR 19.5 billion sales with 4.5% comparable sales growth, achieving a free cash flow of more than EUR 1 billion, and increasing adjusted earnings per share from continuing operations by 15%. Our profitability improvement of 10 basis points for the year fell short of our plan, partly due to headwinds.

Looking ahead at 2020 we continue to see geopolitical and economic risks. We aim for 4-6% comparable sales growth and an Adjusted EBITA margin improvement of around 100 basis points, with a performance momentum that is expected to improve in the course of the year.”

Business segment performance

In the fourth quarter, all business segments delivered growth and increased profitability.

The Diagnosis & Treatment businesses recorded 5% comparable sales growth in the quarter, driven by high-single-digit growth in Image-Guided Therapy and mid-single-digit growth in Ultrasound. Comparable order intake showed a low-single-digit increase on the back of high-single-digit growth in Q4 2018. The order intake growth was driven by double-digit growth in China and Western Europe. The Adjusted EBITA margin increased to 16.3%, mainly due to sales growth, partly offset by investments and tariffs. For the full year, the Diagnosis & Treatment businesses delivered 5% comparable sales growth and an increased Adjusted EBITA margin of 12.7%.

The Connected Care businesses delivered 2% comparable sales growth in the quarter, driven by mid-single-digit growth in Monitoring & Analytics. Comparable order intake showed a mid-single-digit increase, driven by double-digit growth in North America and China. The Adjusted EBITA margin increased to 19.4%, mainly due to sales growth and productivity, partly offset by the impact of tariffs. For the full year, the Connected Care businesses delivered 3% comparable sales growth and the Adjusted EBITA margin decreased to 13.2%.

The Personal Health businesses delivered comparable sales growth of 4% in the quarter, driven by double-digit growth in Oral Healthcare and mid-single-digit growth in Personal Care. The Adjusted EBITA margin increased to 20.1%, mainly due to sales growth, a positive mix impact and productivity, partly offset by tariffs. For the full year, the Personal Health businesses delivered 5% comparable sales growth and an increase in Adjusted EBITA margin to 16.1%.

Philips’ ongoing focus on innovation and strategic partnerships to make the world healthier and more sustainable resulted in the following highlights in the quarter and the full year:

  In 2019, Philips’ products and solutions improved the lives of 1.64 billion people, compared to 1.54 billion in 2018; this includes 194 million people in underserved communities, compared to 175 million in 2018. Additionally, for the seventh consecutive year Philips was ranked on CDP's Climate Change A-list in recognition of its actions to reduce emissions, mitigate climate risks and develop the low-carbon economy. Philips is the first health technology company to have committed to become carbon-neutral in its operations by 2020.
  Philips entered into several new long-term strategic partnerships, including a 5-year partnership with the Regional Medical Center in South Carolina to provide diagnostic imaging and image-guided therapy solutions to innovate patient care. Philips also announced a 5-year agreement with US-based Inspira Health to standardize patient monitoring and drive innovation in diagnostic imaging and image-guided therapies in order to enhance patient care and improve clinical workflow performance.
  Driven by Philips’ innovative portfolio of diagnostic imaging, image-guided therapy and patient monitoring solutions, the company continues to win large contracts in China. For example, Philips signed an agreement with the Xi’an International Medical Group to deliver solutions to address clinical and research needs in cardiology, radiation oncology and critical care.
  Philips continues to set the standard in integrated solutions for image-guided therapy with the expansion of its Azurion platform with FlexArm and the seamless integration of its smart catheters in the platform. The successful launch of Azurion in China and expansion of its smart catheter offering in Europe and Asia contributed to double-digit comparable sales and order intake growth for the Image-Guided Therapy business in 2019.
  Demonstrating the success of Philips’ telehealth solutions for critical care, US-based Health First achieved significant results by using Philips’ acute telehealth platform. Powered by Philips’ eCareManager, Health First’s VitalWatch eICU achieved a 23% reduction in overall mortality, a 49% reduction in ICU length of stay, and a 35% reduction in length of stay across its four hospitals.
  Philips expanded its General Care solutions portfolio with the launch of the EarlyVue VS30 in the US. This new vital signs monitor uses automated Early Warning Scoring (EWS) to collect critical vital signs and calculate risk-based alerts that allow clinicians to identify subtle signs of patient deterioration and facilitate communication between caregivers for timely intervention and patient care.
  Building on the success of Philips’ leading oral care solutions, the company rolled out the BrushSmart program in collaboration with Delta Dental of California, the largest provider of dental benefits in the US. The subscription-based program includes a discounted Sonicare toothbrush, coaching and teledentistry, and connects brushing behaviors at home with professional dental care to better understand, motivate and drive improvements in oral health.
  The global roll-out of Philips’ premium Shaver S9000 Prestige with BeardAdapt Sensor, which adapts the shaver automatically to the user’s hair, and mid-range Shaver S7000 with a personalized solution for sensitive skin, continues to result in positive user reviews and supported strong performance of the Male Grooming business in the quarter.

Domestic Appliances review

Philips announced this morning that it will review options for future ownership of the Domestic Appliances business, and start the process of creating a separate legal structure for this business. The Domestic Appliances business is a global leader with EUR 2.3 billion sales in 2019 in kitchen appliances, coffee, garment care and home care appliances.

Frans van Houten: “The Domestic Appliances business has significantly contributed to Philips, but it is not a strategic fit for our future as a health technology leader, as we choose to further sharpen our focus along the health continuum and invest in our consumer health and professional healthcare-related businesses.”

Executive Committee management changes

Roy Jakobs, currently Chief Business Leader of the Personal Health businesses, has been appointed as the new Chief Business Leader of the Connected Care businesses with immediate effect. He succeeds Carla Kriwet, who will leave the company.

Frans van Houten: “On behalf of Philips’ Executive Committee, I want to thank Carla for her contributions to Philips, and wish her the best in her future endeavors. At the same time, I am pleased to announce Roy as the new leader of the Connected Care businesses and would like to highlight his global leadership experience, with a strong business performance record, and accomplishments in strategy, digital innovation and new business development in the business-to-consumer and business-to-business domains.”

A successor for the Personal Health Chief Business Leader role will be announced in due course. Philips CEO Frans van Houten will lead the Personal Health businesses on an interim basis.

Cost savings

In the fourth quarter of 2019, cost savings totaled EUR 125 million, with procurement savings of EUR 39 million and savings from overhead and other productivity programs of EUR 86 million, resulting in annual savings of EUR 480 million in 2019.

Capital allocation

As of the end of the fourth quarter of 2019, Philips has completed 41.5% of its EUR 1.5 billion share buyback program for capital reduction purposes that was announced on January 29, 2019. Further details can be found here.

In the quarter, Philips completed the cancellation of 8.5 million shares that were acquired as part of the share buyback program mentioned above.

At the end of the fourth quarter of 2019, the total number of issued shares outstanding was 890,973,790 shares, compared to 914,184,087 shares at the end of the fourth quarter of 2018.

Regulatory update

Philips continues to address the follow-up requests of the US Food and Drug Administration (FDA) as part of its efforts to fulfill its obligations under the Consent Decree1) and remains in dialogue with the agency.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

1) Under the Consent Decree, Philips continues to export its range of AED devices and manufacture and distribute its HS1/OnSite/Home automated external defibrillator (AED) model in the US. The company may also continue to service the AEDs provided that certain conditions are met and provide consumables and the relevant accessories.

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q4 2018	Q4 2019
Sales	5,586	5,958
Nominal sales growth	5%	7%
Comparable sales growth1)	5%	3%
Comparable order intake1)	10%	3%
Income from operations	769	730
as a % of sales	13.8%	12.3%
Financial expenses, net	(58)	(57)
Investments in associates, net of income taxes	-	(1)
Income tax expense	12	(122)
Income from continuing operations	723	550
Discontinued operations, net of income taxes	(44)	6
Net income	678	556
Income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted	0.77	0.61
Adjusted income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted1)	0.76	0.83
Net income attributable to shareholders2) per common share (in EUR) - diluted	0.72	0.62
EBITA1)	861	868
as a % of sales	15.4%	14.6%
Adjusted EBITA1)	971	1,066
as a % of sales	17.4%	17.9%
Adjusted EBITDA1)	1,170	1,335
as a % of sales	20.9%	22.4%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2) Shareholders refers to shareholders of Koninklijke Philips N.V.
  Comparable sales growth was 3%, with mid-single-digit growth in the Diagnosis & Treatment businesses and Personal Health businesses and low-single-digit growth in the Connected Care businesses.
  Comparable order intake showed 3% growth, with mid-single-digit growth in the Connected Care businesses and low-single-digit growth in the Diagnosis & Treatment businesses.
  Adjusted EBITA increased by EUR 95 million and the margin increased by 50 basis points compared to Q4 2018, mainly due to sales growth and productivity, partly offset by lower IP royalty income, investments and tariffs.
  Restructuring, acquisition-related and other charges amounted to EUR 198 million, compared to EUR 110 million in Q4 2018. Q4 2019 includes charges of EUR 76 million related to a value adjustment of capitalized development costs.
  Adjusted EBITDA increased by EUR 165 million, resulting in a margin of 22.4%, which includes the impact of the implementation of IFRS 16 lease accounting as of January 1, 2019.
  Income taxes increased by EUR 134 million, mainly due to lower non-cash benefits from tax audit resolutions and business integration compared to Q4 2018, partly offset by lower provisions for tax risks.
  Net income decreased by EUR 122 million compared to Q4 2018, mainly due to higher income tax expense and charges of EUR 32 million related to an impairment of goodwill and acquired intangible assets, partly offset by lower charges related to discontinued operations.

Sales per geographic cluster

in millions of EUR unless otherwise stated

			% change
	Q4 2018	Q4 2019	nominal	comparable1)
Western Europe	1,284	1,332	4%	2%
North America	1,880	2,086	11%	6%
Other mature geographies	614	493	(20)%	(23)%
Total mature geographies	3,778	3,912	4%	(0)%
Growth geographies	1,808	2,046	13%	11%
Philips Group	5,586	5,958	7%	3%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Amounts may not add up due to rounding

  Sales in growth geographies increased by 11% on a comparable basis, driven by double-digit growth in China. In mature geographies, sales remained flat year-on-year on a comparable basis, with mid-single-digit growth in North America and low-single-digit growth in Western Europe, partly offset by a double-digit decline in other mature geographies, mainly due to phasing of sales in Japan resulting from the implementation of consumption tax and higher IP royalty income recorded in Q4 2018.
  Comparable order intake in growth geographies showed high-single-digit growth, driven by double-digit growth in China and Latin America. Mature geographies posted low-single-digit growth, with high-single-digit growth in Western Europe and low-single-digit growth in North America, partly offset by a high-single-digit decline in other mature geographies.

Cash balance in millions of EUR

	Q4 2018	Q4 2019
Beginning cash balance	1,256	1,103
Free cash flow1)	1,019	959
Net cash flows from operating activities	1,293	1,271
Net capital expenditures	(273)	(312)
Other cash flows from investing activities	(44)	110
Treasury shares transactions	(587)	(252)
Changes in debt	(61)	(463)
Other cash flow items	13	(21)
Net cash flows from discontinued operations	91	(11)
Ending cash balance	1,688	1,425
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Net cash flows from operating activities decreased by EUR 22 million, mainly due to higher tax paid.
  Other cash flows from investing activities mainly includes proceeds from the sale of financial assets.
  Treasury shares transactions includes share repurchases for capital reduction purposes and for Long-Term Incentive and employee stock purchase plans.
  Changes in debt mainly includes outflows related to a repayment of short-term debt and lease payments.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	September 30, 2019	December 31, 2019
Long-term debt	4,840	4,939
Short-term debt	932	508
Total debt	5,772	5,447
Cash and cash equivalents	1,103	1,425
Net debt	4,669	4,022
Shareholders' equity	12,356	12,597
Non-controlling interests	30	28
Group equity	12,386	12,625
Net debt : group equity ratio1)	27:73	24:76
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	Q4 20181)	Q4 2019
Sales	2,345	2,582
Sales growth
Nominal sales growth	5%	10%
Comparable sales growth2)	5%	5%
Income from operations	271	219
as a % of sales	11.6%	8.5%
EBITA2)	313	314
as a % of sales	13.3%	12.2%
Adjusted EBITA2)	372	420
as a % of sales	15.9%	16.3%
Adjusted EBITDA2)	437	496
as a % of sales	18.6%	19.2%
1) The comparative figures have been restated for the realigned composition of the reporting segments. Refer to Forward-looking statements and other important information.
2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 5%, with high-single-digit growth in Image-Guided Therapy, mid-single-digit growth in Ultrasound and low-single-digit growth in Diagnostic Imaging.
  Comparable sales in growth geographies showed double-digit growth, driven by double-digit growth in China. Mature geographies recorded low-single-digit growth, with mid-single-digit growth in North America and Western Europe, partly offset by a double-digit decline in other mature geographies, mainly due to phasing of sales in Japan resulting from the implementation of consumption tax.
  Adjusted EBITA increased by EUR 48 million, resulting in a margin of 16.3%, mainly due to sales growth, partly offset by investments and tariffs.
  Income from operations includes a charge of EUR 32 million related to an impairment of goodwill and acquired intangible assets.
  Restructuring, acquisition-related and other charges to improve productivity were EUR 106 million, compared to EUR 59 million in Q4 2018. Q4 2019 includes charges of EUR 76 million related to a value adjustment of capitalized development costs. In Q1 2020, restructuring, acquisition-related and other charges are expected to total approximately EUR 55 million.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	Q4 20181)	Q4 2019
Sales	1,281	1,354
Sales growth
Nominal sales growth	6%	6%
Comparable sales growth2)	4%	2%
Income from operations	151	184
as a % of sales	11.8%	13.6%
EBITA2)	192	219
as a % of sales	15.0%	16.2%
Adjusted EBITA2)	228	263
as a % of sales	17.8%	19.4%
Adjusted EBITDA2)	275	312
as a % of sales	21.5%	23.0%
1) The comparative figures have been restated for the realigned composition of the reporting segments. Refer to Forward-looking statements and other important information.
2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 2%, with mid-single-digit growth in Monitoring & Analytics and flat sales in Sleep & Respiratory Care.
  Comparable sales in growth geographies showed high-single-digit growth, driven by double-digit growth in China and India. Mature geographies recorded low-single-digit growth, with low-single-digit growth in North America, partly offset by a low-single-digit decline in Western Europe and other mature geographies.
  Adjusted EBITA increased by EUR 35 million, resulting in a margin of 19.4%, mainly due to sales growth and productivity, partly offset by tariffs.
  Restructuring, acquisition-related and other charges were EUR 44 million, compared to EUR 36 million in Q4 2018. In Q1 2020, restructuring, acquisition-related and other charges are expected to total approximately EUR 25 million.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	Q4 20181)	Q4 2019
Sales	1,740	1,850
Sales growth
Nominal sales growth	0%	6%
Comparable sales growth2)	2%	4%
Income from operations	303	340
as a % of sales	17.4%	18.4%
EBITA2)	309	345
as a % of sales	17.8%	18.6%
Adjusted EBITA2)	315	372
as a % of sales	18.1%	20.1%
Adjusted EBITDA2)	352	425
as a % of sales	20.2%	23.0%
1) The comparative figures have been restated for the realigned composition of the reporting segments. Refer to Forward-looking statements and other important information.
2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 4%, with double-digit growth in Oral Healthcare and mid-single-digit growth in Personal Care.
  Comparable sales in growth geographies showed mid-single-digit growth, driven by double-digit growth in Central & Eastern Europe. Mature geographies recorded mid-single-digit growth, with high-single-digit growth in North America, mid-single-digit growth in other mature geographies and low-single-digit growth in Western Europe.
  Adjusted EBITA increased by EUR 57 million compared with Q4 2018, resulting in a margin of 20.1%, mainly due to sales growth, a positive mix impact and productivity, partly offset by tariffs.
  Restructuring, acquisition-related and other charges amounted to EUR 27 million, compared to EUR 5 million in Q4 2018. In Q1 2020, restructuring, acquisition-related and other charges are expected to total approximately EUR 5 million.

Other

Key data

in millions of EUR

	Q4 20181)	Q4 2019
Sales	220	172
Income from operations	44	(13)
EBITA2)	47	(11)
Adjusted EBITA2) of:	57	11
IP Royalties	146	118
Innovation	(59)	(51)
Central costs	(39)	(51)
Other	9	(5)
Adjusted EBITDA2)	106	101
1) The comparative figures have been restated for the realigned composition of the reporting segments. Refer to Forward-looking statements and other important information.
2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Sales decreased by EUR 48 million, mainly due to lower royalty income and the loss of revenue from the Photonics business following its divestment in Q1 2019.
  Restructuring, acquisition-related and other charges amounted to EUR 22 million, compared to EUR 10 million in Q4 2018. In Q1 2020, restructuring, acquisition-related and other charges are expected to total approximately EUR 10 million.

Proposed distribution

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on April 30, 2020, to declare a distribution of EUR 0.85 per common share, in cash or shares at the option of the shareholder (up to EUR 761 million if all shareholders would elect cash), against the net income for 2019.

If the above dividend proposal is adopted, the shares will be traded ex-dividend as of May 5, 2020 at the New York Stock Exchange and Euronext Amsterdam. In compliance with the listing requirements of the New York Stock Exchange and Euronext Amsterdam, the dividend record date will be May 6, 2020.

Shareholders will be given the opportunity to make their choice between cash and shares between May 7 and 29, 2020. If no choice is made during this election period the dividend will be paid in cash. On May 29, 2019 after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares Koninklijke Philips N.V. at Euronext Amsterdam on May 27, 28 and 29, 2020. The company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to the gross dividend in cash. The ratio and the number of shares to be issued will be announced on June 3, 2020. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 4, 2020.

Further details will be given in the agenda with explanatory notes for the 2020 Annual General Meeting of Shareholders. All dates mentioned remain provisional until then.

Full-year highlights

Philips performance

Key data

in millions of EUR unless otherwise stated

	January to December
	2018	2019
Sales	18,121	19,482
Nominal sales growth	2%	8%
Comparable sales growth1)	5%	4%
Comparable order intake1)	10%	3%
income from operations	1,719	1,644
as a % of sales	9.5%	8.4%
Financial expenses, net	(213)	(117)
Investments in associates, net of income taxes	(2)	1
Income tax expense	(193)	(337)
Income from continuing operations	1,310	1,192
Discontinued operations, net of income taxes	(213)	(19)
Net income	1,097	1,173
Income from continuing operations to shareholders2) per common share (in EUR) - diluted	1.39	1.30
Adjusted income from continuing operations to shareholders2) per common share (in EUR) - diluted1)	1.76	2.02
Net income attributable to shareholders2) per common share (in EUR) - diluted	1.16	1.28
EBITA1)	2,066	2,091
as a % of sales	11.4%	10.7%
Adjusted EBITA1)	2,366	2,563
as a % of sales	13.1%	13.2%
Adjusted EBITDA1)	3,093	3,503
as a % of sales	17.1%	18.0%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2) Shareholders refers to shareholders of Koninklijke Philips N.V.
  Comparable sales growth was 4%, with mid-single-digit growth in the Diagnosis & Treatment businesses and Personal Health businesses and low-single-digit growth in the Connected Care businesses. Sales in growth geographies showed double-digit growth, driven by double-digit growth in China. Mature geographies recorded low-single-digit growth, with mid-single-digit growth in North America and low-single-digit growth in Western Europe, partly offset by a low-single-digit decline in other mature geographies, mainly due to higher IP royalty income recorded in Q4 2018.
  Comparable order intake showed 3% growth, with mid-single-digit growth in the Diagnosis & Treatment businesses and a low-single-digit decline in the Connected Care businesses. On a geographic basis, growth geographies achieved double-digit growth, mainly driven by double-digit growth in China and Latin America. Mature geographies recorded a low-single-digit decline, with mid-single-digit growth in Western Europe and low-single-digit growth in other mature geographies, offset by a mid-single-digit decline in North America.
  Adjusted EBITA increased by EUR 197 million and the margin improved by 10 basis points compared to 2018, mainly due to sales growth and productivity, partly offset by lower IP royalty income, tariffs and investments.
  Restructuring, acquisition-related and other charges amounted to EUR 471 million, compared to EUR 299 million in 2018. 2019 includes a gain related to the sale of the Photonics business in Germany, charges of EUR 99 million related to a value adjustment of capitalized development costs, a charge related to a litigation provision and a provision of EUR 22 million related to legal matters. 2018 included a gain of EUR 43 million related to a divestment.
  Net financial expenses decreased by EUR 96 million year-on-year, mainly due to dividend income, while 2018 included financial charges of EUR 46 million related to bond redemptions.
  Income taxes increased by EUR 144 million, mainly due to lower non-cash benefits from tax audit resolutions and business integration compared to 2018, partly offset by lower provisions for tax risks.
  Net income increased by EUR 76 million compared to 2018, mainly due to improvements in operational performance, lower net financial expenses and lower charges related to discontinued operations, partly offset by higher income tax expense and charges of EUR 129 million related to impairment of goodwill and acquired intangible assets.

Cash balance

in millions of EUR

	January to December
	2018	2019
Beginning cash balance	1,939	1,688
Free cash flow1)	984	1,053
Net cash flows from operating activities	1,780	2,031
Net capital expenditures	(796)	(978)
Other cash flows from investing activities	(690)	376
Treasury shares transactions	(948)	(1,318)
Changes in debt	160	109
Dividend paid to shareholders2)	(401)	(453)
Other cash flow items	(3)	(4)
Net cash flows discontinued operations	647	(25)
Ending cash balance	1,688	1,425
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2) Shareholders refers to shareholders of Koninklijke Philips N.V.
  Net cash flows from operating activities increased by EUR 252 million, mainly due to higher earnings that were partly offset by higher working capital outflows and higher tax paid, while 2018 included an outflow of EUR 130 million related to pension liability de-risking.
  Other cash flows from investing activities mainly includes proceeds from the sale of Signify shares, the Photonics business and other financial assets, partly offset by outflows related to acquisitions.
  Treasury shares transactions includes share repurchases for capital reduction purposes and for Long-Term Incentive and employee stock purchase plans.
  Changes in debt mainly includes the net proceeds from the Green Innovation Bond issued, partly offset by outflows related to bond maturity and lease payments.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	December 31, 2018	December 31, 2019
Long-term debt	3,427	4,939
Short-term debt	1,394	508
Total debt	4,821	5,447
Cash and cash equivalents	1,688	1,425
Net debt	3,132	4,022
Shareholders' equity	12,088	12,597
Non-controlling interests	29	28
Group equity	12,117	12,625
Net Debt : group equity ratio1)	21:79	24:76
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Total debt at December 31, 2019 includes additional lease liabilities of EUR 1.1 billion which have been recorded following the adoption of IFRS 16 lease accounting in 2019; this did not have a cash impact.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	January to December
	20181)	2019
Sales	7,726	8,485
Sales growth
Nominal sales growth	5%	10%
Comparable sales growth2)	7%	5%
Income from operations	629	660
as a % of sales	8.1%	7.8%
EBITA2)	727	856
as a % of sales	9.4%	10.1%
Adjusted EBITA2)	872	1,078
as a % of sales	11.3%	12.7%
Adjusted EBITDA2)	1,116	1,357
as a % of sales	14.4%	16.0%
1) The comparative figures have been restated for the realigned composition of the reporting segments. Refer to Forward-looking statements and other important information.
2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 5%, with double-digit growth in Image-Guided Therapy, high-single-digit growth in Ultrasound and low-single-digit growth in Diagnostic Imaging.
  Comparable sales in growth geographies showed double-digit growth, driven by double-digit growth in China and Latin America. Mature geographies recorded low-single-digit growth, with mid-single-digit growth in North America and low-single-digit growth in other mature geographies, while Western Europe remained flat year-on-year.
  Adjusted EBITA increased by EUR 206 million and the margin improved to 12.7%, mainly due to sales growth and productivity, partly offset by investments and tariffs.
  Income from operations in 2019 includes a charge of EUR 51 million related to an impairment of goodwill and acquired intangible assets.
  Restructuring, acquisition-related and other charges to improve productivity were EUR 222 million, compared to EUR 146 million in 2018. 2019 includes charges of EUR 99 million related to a value adjustment of capitalized development costs.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	January to December
	20181)	2019
Sales	4,341	4,674
Sales growth
Nominal sales growth	0%	8%
Comparable sales growth2)	3%	3%
Income from operations	399	267
as a % of sales	9.2%	5.7%
EBITA2)	539	486
as a % of sales	12.4%	10.4%
Adjusted EBITA2)	662	618
as a % of sales	15.2%	13.2%
Adjusted EBITDA2)	839	802
as a % of sales	19.3%	17.2%
1) The comparative figures have been restated for the realigned composition of the reporting segments. Refer to Forward-looking statements and other important information.
2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 3%, with low-single-digit growth in Sleep & Respiratory Care and Monitoring & Analytics.
  Comparable sales in growth geographies showed high-single-digit growth, with double-digit growth in China and mid-single-digit growth in Latin America. Mature geographies recorded low-single-digit growth, with mid-single-digit growth in other mature geographies and low-single-digit growth in Western Europe and North America.
  Adjusted EBITA decreased by EUR 44 million and the margin decreased to 13.2%, mainly due to tariffs, an adverse currency impact, mix and higher material costs.
  Income from operations in 2019 includes a charge of EUR 78 million related to a goodwill impairment.
  Restructuring, acquisition-related and other charges amounted to EUR 131 million in 2019, compared to EUR 122 million in 2018.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	January to December
	20181)	2019
Sales	5,524	5,854
Sales growth
Nominal sales growth	(3)%	6%
Comparable sales growth2)	2%	5%
Income from operations	796	844
as a % of sales	14.4%	14.4%
EBITA2)	827	869
as a % of sales	15.0%	14.8%
Adjusted EBITA2)	860	943
as a % of sales	15.6%	16.1%
Adjusted EBITDA2)	1,000	1,104
as a % of sales	18.1%	18.9%
1) The comparative figures have been restated for the realigned composition of the reporting segments. Refer to Forward-looking statements and other important information.
2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 5%, driven by double-digit growth in Oral Healthcare.
  Comparable sales in growth geographies showed mid-single-digit growth, with double-digit growth in Central & Eastern Europe and mid-single-digit growth in China. Mature geographies showed mid-single-digit growth, with high-single-digit growth in other mature geographies, mid-single-digit growth in Western Europe, and low-single-digit growth in North America.
  Adjusted EBITA increased by EUR 83 million, while the margin improved to 16.1%, mainly due to sales growth, a positive mix impact and productivity, partly offset by tariffs.
  Restructuring, acquisition-related and other charges were EUR 73 million, compared to EUR 33 million in 2018. 2019 includes a provision of EUR 22 million related to legal matters.

Other

Key data

in millions of EUR

	January to December
	20181)	2019
Sales	530	469
Income from operations	(105)	(127)
EBITA2)	(27)	(119)
Adjusted EBITA2) of:	(28)	(76)
IP Royalties	272	265
Innovation	(202)	(185)
Central costs	(128)	(146)
Other	30	(11)
Adjusted EBITDA2)	139	241
1) The comparative figures have been restated for the realigned composition of the reporting segments. Refer to Forward-looking statements and other important information.
2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Sales decreased by EUR 61 million, mainly due to lower royalty income and the divestment of the Photonics business in Q1 2019.
  Adjusted EBITA decreased by EUR 48 million, mainly due to charges related to movements in environmental provisions and other non-recurring items.
  Restructuring, acquisition-related and other charges amounted to EUR 43 million, compared to EUR 2 million in 2018. 2019 includes a gain related to the sale of the Photonics business in Germany and a charge related to a litigation provision, while 2018 included a gain of EUR 43 million related to a divestment.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include: statements made about the strategy; estimates of sales growth; future Adjusted EBITA; future restructuring, acquisition-related and other costs; future developments in Philips’ organic business; and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: changes in industry or market circumstances; economic and political developments; Philips’ increasing focus on health technology; the realization of Philips’ growth ambitions and results in growth geographies; lack of control over certain joint ventures; integration of acquisitions; securing and maintaining Philips’ intellectual property rights and unauthorized use of third-party intellectual property rights; compliance with quality standards, product safety laws and good manufacturing practices; exposure to IT security breaches, IT disruptions, system changes or failures; supply chain management; ability to create new products and solutions; attracting and retaining personnel; financial impacts from Brexit; compliance with regulatory regimes, including data privacy requirements; governmental investigations and legal proceedings with regard to possible anticompetitive market practices and other matters; business conduct rules and regulations; treasury risks and other financial risks; tax risks; costs of defined-benefit pension plans and other post-retirement plans; reliability of internal controls, financial reporting and management process. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2018.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2018.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2018. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2018, except for IFRS 16 lease accounting, which is implemented per January 1, 2019 and the adoption of IFRIC 23 Uncertainty over Income Tax Treatments effective January 1, 2019, resulting in a balance sheet reclassification. In addition, certain prior-year amounts have been reclassified to conform to the current year presentation.

As announced on January 10, 2019, Philips has realigned the composition of its reporting segments effective as of January 1, 2019. The most notable changes are the shifts of the Sleep & Respiratory Care business from the Personal Health segment to the renamed Connected Care segment and most of the Healthcare Informatics business from the renamed Connected Care segment to the Diagnosis & Treatment segment. Accordingly, the comparative figures have been restated. The restatement has been published on the Philips Investor Relations website and can be accessed here.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Condensed consolidated statements of income

Condensed consolidated statements of income

in millions of EUR unless otherwise stated

	Q4		January to December
	2018	2019	2018	2019
Sales	5,586	5,958	18,121	19,482
Cost of sales	(2,897)	(3,251)	(9,568)	(10,607)
Gross margin	2,689	2,707	8,554	8,875
Selling expenses	(1,251)	(1,293)	(4,500)	(4,682)
General and administrative expenses	(178)	(139)	(631)	(631)
Research and development expenses	(487)	(545)	(1,759)	(1,884)
Other business income	4	38	88	155
Other business expenses	(8)	(39)	(33)	(188)
Income from operations	769	730	1,719	1,644
Financial income	9	22	51	117
Financial expenses	(67)	(79)	(264)	(233)
Investment in associates, net of income taxes	-	(1)	(2)	1
Income before taxes	711	672	1,503	1,529
Income tax expense	12	(122)	(193)	(337)
Income from continuing operations	723	550	1,310	1,192
Discontinued operations, net of income taxes	(44)	6	(213)	(19)
Net income	678	556	1,097	1,173
Attribution of net income
Income from continuing operations attributable to shareholders1)	718	550	1,303	1,186
Net income attributable to shareholders1)	673	556	1,090	1,167
Net income attributable to non-controlling interests	5	1	7	5
Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	922,390	894,897	922,987	902,982
- diluted	931,398	902,942	935,851	912,691
Income from continuing operations attributable to shareholders1)
- basic	0.78	0.61	1.41	1.31
- diluted	0.77	0.61	1.39	1.30
Net income attributable to shareholders1)
- basic	0.73	0.62	1.18	1.29
- diluted	0.72	0.62	1.16	1.28
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding

Condensed statement of comprehensive income

Condensed statement of comprehensive income

in millions of EUR

	January to December
	2018	2019
Net income for the period	1,097	1,173

Pensions and other post employment plans:
Remeasurement	(8)	30
Income tax effect on remeasurements	(19)	3

Financial assets fair value through OCI:
Net current-period change, before tax	(147)	82
Reclassification directly into retained earnings	(5)
Total of items that will not be reclassified to Income statement	(179)	114

Currency translation differences:
Net current-period change, before tax	383	218
Income tax effect on net current-period change	(29)	(0)
Reclassification adjustment for (gain) loss realized		4
Reclassification adjustment for (gain) loss realized, in discontinued operations	(6)	16

Cash flow hedges:
Net current-period change, before tax	(13)	(53)
Income tax effect on net current-period change	11	6
Reclassification adjustment for (gain) loss realized	(31)	33
Total of items that are or may be reclassified to Income Statement	315	225

Other comprehensive income (loss) for the period	136	340

Total comprehensive income (loss) for the period	1,233	1,512

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	1,225	1,507
Non-controlling interests	8	5

Amounts may not add up due to rounding

Condensed consolidated balance sheets

Condensed consolidated balance sheets

in millions of EUR

	December 31, 2018	December 31, 2019
Non-current assets:
Property, plant and equipment1)	1,712	2,866
Goodwill	8,503	8,654
Intangible assets excluding goodwill	3,589	3,466
Non-current receivables	162	178
Investments in associates	244	233
Other non-current financial assets	360	248
Non-current derivative financial assets	1	1
Deferred tax assets	1,828	1,851
Other non-current assets	47	47
Total non-current assets	16,447	17,544

Current assets:
Inventories - net	2,674	2,773
Other current financial assets	436	1
Other current assets	469	476
Current derivative financial assets	36	38
Income tax receivable	147	158
Receivables	4,035	4,554
Assets classified as held for sale	87	13
Cash and cash equivalents	1,688	1,425
Total current assets	9,572	9,439
Total assets	26,019	26,983

Equity:
Shareholders' equity	12,088	12,597
Common shares	185	179
Reserves	548	652
Other	11,355	11,766
Non-controlling interests	29	28
Group equity	12,117	12,625

Non-current liabilities:
Long-term debt1)	3,427	4,939
Non-current derivative financial liabilities	114	124
Long-term provisions	1,788	1,603
Deferred tax liabilities	152	143
Non-current contract liabilities	226	348
Non-current tax liabilities2)	181	186
Other non-current liabilities	72	71
Total non-current liabilities	5,959	7,413

Current liabilities:
Short-term debt1)	1,394	508
Derivative financial liabilities	176	67
Income tax payable	118	67
Accounts and notes payable	2,303	2,089
Accrued liabilities	1,537	1,632
Current contract liabilities	1,303	1,170
Short-term provisions	363	556
Liabilities directly associated with assets held for sale	12	-
Other current liabilities	738	856
Total current liabilities	7,943	6,945
Total liabilities and group equity	26,019	26,983
1) Includes the impact of IFRS 16 lease accounting following its adoption as of January 1, 2019.
2) Due to IFRIC 23 adoption, non-current tax liabilities are now shown as a separate caption on the balance sheet.

Amounts may not add up due to rounding

Condensed consolidated statement of cash flows

Condensed consolidated statement of cash flows

in millions of EUR

	January to December
	2018	2019
Cash flows from operating activities:
Net income (loss)	1,097	1,173
Results of discontinued operations - net of income tax	213	19
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of fixed assets	1,089	1,402
Impairment of goodwill and other non-current financial assets	1	97
Share-based compensation	97	98
Net gain on sale of assets	(71)	(77)
Interest income	(31)	(27)
Interest expense on debt, borrowings and other liabilities	165	174
Income taxes	193	337
Investments in associates, net of income taxes	2	6
Decrease (increase) in working capital:	(179)	(819)
Decrease (increase) in receivables and other current assets	(97)	(274)
Decrease (increase) in inventories	(394)	(175)
Increase (decrease) in accounts payable, accrued and other current liabilities	311	(369)
Decrease (increase) in non-current receivables, other assets and other liabilities	(49)	122
Increase (decrease) in provisions	(271)	27
Other items	(59)	(5)
Interest paid	(170)	(172)
Interest received	35	27
Dividends received from investments in associates	20	12
Income taxes paid	(301)	(363)
Net cash provided by (used for) operating activities	1,780	2,031
Cash flows from investing activities:
Net capital expenditures	(796)	(978)
Purchase of intangible assets	(123)	(156)
Expenditures on development assets	(298)	(339)
Capital expenditures on property, plant and equipment	(422)	(518)
Proceeds from sales of property, plant and equipment	46	35
Net proceeds from (cash used for) derivatives and current financial assets	(175)	385
Purchase of other non-current financial assets	(34)	(63)
Proceeds from other non-current financial assets	77	162
Purchase of businesses, net of cash acquired	(628)	(255)
Net proceeds from sale of interests in businesses, net of cash disposed of	70	146
Net cash provided by (used for) investing activities	(1,486)	(603)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	34	23
Principal payments on short-term portion of long-term debt	(1,161)	(761)
Proceeds from issuance of long-term debt	1,287	847
Re-issuance of treasury shares	94	58
Purchase of treasury shares	(1,042)	(1,376)
Dividend paid to shareholders1)	(401)	(453)
Dividend paid to shareholders of non-controlling interests	(3)	(2)
Net cash provided by (used for) financing activities	(1,192)	(1,665)

Net cash provided by (used for) continuing operations	(898)	(237)

Net cash provided by (used for) discontinued operations	647	(25)

Net cash provided by (used for) continuing and discontinued operations	(251)	(262)
Effect of change in exchange rates on cash and cash equivalents	-	(2)
Cash and cash equivalents at the beginning of the period	1,939	1,688
Cash and cash equivalents at the end of the period	1,688	1,425
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items. Amounts may not add up due to rounding

Condensed consolidated statement of change in equity

Condensed consolidated statements of change in equity

in millions of EUR

	Common shares	Currency translation differences	Fair value through OCI	Cash flow hedges	Capital in excess of par value	Retained earnings	Treasury shares at cost	Total shareholders' equity	Non-controlling interests	Total equity
		Reserves			Other
Balance as of December 31, 2017	188	392	(30)	23	3,311	8,596	(481)	11,999	24	12,023
IFRS 9 and 15 adjustment			(4)			(25)		(29)		(29)
Balance as of January 1, 2018	188	392	(34)	23	3,311	8,571	(481)	11,970	24	11,993
Total comprehensive income (loss)		347	(147)	(33)		1,058		1,225	8	1,233
Dividend distributed	2				336	(738)		(400)	(3)	(403)
Purchase of treasury shares							(514)	(514)		(514)
Re-issuance of treasury shares					(276)	(4)	341	61		61
Forward contracts						124	(443)	(319)		(319)
Share call options						34	(85)	(51)		(51)
Cancellation of treasury shares	(5)					(779)	783
Share-based compensation plans					107			107		107
Income tax share-based compensation plans					11			11		11
Balance as of December 31, 2018	185	739	(181)	(10)	3,487	8,266	(399)	12,088	29	12,117
IFRS 16 adjustment						(33)		(33)		(33)
Balance as of January 1, 2019	185	739	(181)	(10)	3,487	8,232	(399)	12,055	29	12,084
Total comprehensive income (loss)		239	82	(13)		1,200		1,507	5	1,512
Dividend distributed	2				319	(775)		(453)	(2)	(456)
Minority buy-out						(3)		(3)	(3)	(6)
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			(204)			204
Purchase of treasury shares							(621)	(621)		(621)
Re-issuance of treasury shares					(246)	11	266	31		31
Forward contracts						706	(706)
Share call options						28	(58)	(30)		(30)
Cancellation of treasury shares	(8)					(1,308)	1,316
Share-based compensation plans					101			101		101
Income tax share-based compensation plans					10			10		10
Balance as of December 31, 2019	179	978	(303)	(24)	3,671	8,296	(201)	12,597	28	12,625

Amounts may not add up due to rounding

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  EBITA
  Adjusted EBITA
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio
  Comparable order intake

For the definitions of the non-IFRS financial measures listed above, refer to chapter 10, Reconciliation of non-IFRS information, of the Annual Report 2018.

Sales growth composition

in %

	Q4 2019				January to December
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2019 versus 2018
Diagnosis & Treatment	10.1%	(2.3)%	(2.9)%	4.9%	9.8%	(1.2)%	(3.2)%	5.5%
Connected Care	5.7%	(0.0)%	(3.5)%	2.2%	7.7%	(0.4)%	(4.2)%	3.1%
Personal Health	6.4%	0.0%	(2.2)%	4.2%	6.0%	0.2%	(1.2)%	5.0%
Philips Group	6.7%	(0.6)%	(2.7)%	3.3%	7.5%	(0.3)%	(2.8)%	4.5%

Adjusted income from continuing operations attributable to shareholders 1)

in millions of EUR unless otherwise stated

	Q4		January to December
	2018	2019	2018	2019
Net income	678	556	1,097	1,173
Discontinued operations, net of income taxes	44	(6)	213	19
Income from continuing operations	723	550	1,310	1,192
Continuing operations non-controlling interests	(5)	(1)	(7)	(5)
Income from continuing operations attributable to shareholders 1)	718	550	1,303	1,186
Adjustments for:
Amortization of acquired intangible assets	92	119	347	350
Impairment of goodwill		19		97
Restructuring and acquisition-related charges	99	118	258	318
Other items	11	80	41	153
Net finance expenses	11	5	57	14
Tax impact of adjusted items	(224)	(138)	(365)	(280)
Adjusted income from continuing operations attributable to shareholders 1)	708	753	1,643	1,839
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	0.77	0.61	1.39	1.30
Adjusted income from continuing operations attributable to shareholders1) per common share (EUR) - diluted	0.76	0.83	1.76	2.02
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q4 2019
Net income	556
Discontinued operations, net of income taxes	(6)
Income tax expense	122
Investments in associates, net of income taxes	1
Financial expenses	79
Financial income	(22)
Income from operations	730	219	184	340	(13)
Amortization of acquired intangible assets	119	77	35	5	2
Impairment of goodwill	19	19
EBITA	868	314	219	345	(11)
Restructuring and acquisition-related charges	118	66	18	24	10
Other items	80	40	26	3	12
Adjusted EBITA	1,066	420	263	372	11

January to December 2019
Net income	1,173
Discontinued operations, net of income taxes	19
Income tax expense	337
Investments in associates, net of income taxes	(1)
Financial expenses	251
Financial income	(134)
Income from operations	1,644	660	267	844	(127)
Amortization of acquired intangible assets	350	177	141	25	8
Impairment of goodwill	97	19	78
EBITA	2,091	856	486	869	(119)
Restructuring and acquisition-related charges	318	149	64	50	54
Other items	153	73	67	23	(11)
Adjusted EBITA	2,563	1,078	618	943	(76)

Q4 2018
Net income	678
Discontinued operations, net of income taxes	44
Income tax expense	(12)
Investments in associates, net of income taxes	-
Financial expenses	67
Financial income	(9)
Income from operations	769	271	151	303	44
Amortization of acquired intangible assets	92	42	41	6	3
EBITA	861	313	192	309	47
Restructuring and acquisition-related charges	99	59	25	5	10
Other items	11	-	11	-	-
Adjusted EBITA	971	372	228	315	57

January to December 2018
Net income	1,097
Discontinued operations, net of income taxes	213
Income tax expense	193
Investments in associates, net of income taxes	2
Financial expenses	264
Financial income	(51)
Income from operations	1,719	629	399	796	(105)
Amortization of acquired intangible assets	347	98	140	31	79
EBITA	2,066	727	539	827	(27)
Restructuring and acquisition-related charges	258	146	66	15	31
Other items	41	-	56	18	(33)
Adjusted EBITA	2,366	872	662	860	(28)

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q4 2019
Net income	556
Discontinued operations, net of income taxes	(6)
Income tax expense	122
Investments in associates, net of income taxes	1
Financial expenses	79
Financial income	(22)
Income from operations	730	219	184	340	(13)
Depreciation, amortization and impairments of fixed assets	469	233	86	59	92
Impairment of goodwill	19	19
Restructuring and acquisition-related charges	118	66	18	24	10
Other items	80	40	26	3	12
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(81)	(80)	-		-
Adjusted EBITDA	1,335	496	312	425	101

January to December 2019
Net income	1,173
Discontinued operations, net of income taxes	19
Income tax expense	337
Investments in associates, net of income taxes	(1)
Financial expenses	251
Financial income	(134)
Income from operations	1,644	660	267	844	(127)
Depreciation, amortization and impairments of fixed assets	1,402	564	327	186	326
Impairment of goodwill	97	19	78
Restructuring and acquisition-related charges	318	149	64	50	54
Other items	153	73	67	23	(11)
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(111)	(109)	(2)	-	(1)
Adjusted EBITDA	3,503	1,357	802	1,104	241

Q4 2018
Net income	678
Discontinued operations, net of income taxes	44
Income tax expense	(12)
Investments in associates, net of income taxes	-
Financial expenses	67
Financial income	(9)
Income from operations	769	271	151	303	44
Depreciation, amortization and impairments of fixed assets	299	109	97	44	50
Restructuring and acquisition-related charges	99	59	25	5	10
Other items	11	-	11	-	-
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(9)	(2)	(8)		1
Adjusted EBITDA	1,170	437	275	352	106

January to December 2018
Net income	1,097
Discontinued operations, net of income taxes	213
Income tax expense	193
Investments in associates, net of income taxes	2
Financial expenses	264
Financial income	(51)
Income from operations	1,719	629	399	796	(105)
Depreciation, amortization and impairments of fixed assets	1,089	349	326	171	244
Restructuring and acquisition-related charges	258	146	66	15	31
Other items	41	-	56	18	(33)
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(15)	(7)	(8)	-	1
Adjusted EBITDA	3,093	1,116	839	1,000	139

Composition of free cash flow in millions of EUR

	January to December
	2018	2019
Net cash provided by operating activities	1,780	2,031
Net capital expenditures	(796)	(978)
Purchase of intangible assets	(123)	(156)
Expenditures on development assets	(298)	(339)
Capital expenditures on property, plant and equipment	(422)	(518)
Proceeds from disposals of property, plant and equipment	46	35
Free cash flow	984	1,053

Philips statistics

Philips statistics in millions of EUR unless otherwise stated

	2018				2019
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,942	4,288	4,306	5,586	4,151	4,671	4,702	5,958
Comparable sales growth1)	5%	4%	4%	5%	2%	6%	6%	3%
Comparable order intake1)	10%	9%	11%	10%	2%	8%	0%	3%
Gross margin	1,785	2,006	2,074	2,689	1,888	2,125	2,155	2,707
as a % of sales	45.3%	46.8%	48.2%	48.1%	45.5%	45.5%	45.8%	45.4%
Selling expenses	(1,041)	(1,162)	(1,045)	(1,251)	(1,084)	(1,173)	(1,132)	(1,293)
as a % of sales	(26.4)%	(27.1)%	(24.3)%	(22.4)%	(26.1)%	(25.1)%	(24.1)%	(21.7)%
G&A expenses	(130)	(157)	(165)	(178)	(152)	(165)	(175)	(139)
as a % of sales	(3.3)%	(3.7)%	(3.8)%	(3.2)%	(3.7)%	(3.5)%	(3.7)%	(2.3)%
R&D expenses	(433)	(425)	(415)	(487)	(439)	(443)	(457)	(545)
as a % of sales	(11.0)%	(9.9)%	(9.6)%	(8.7)%	(10.6)%	(9.5)%	(9.7)%	(9.1)%
Income from operations	201	298	451	769	245	350	320	730
as a % of sales	5.1%	6.9%	10.5%	13.8%	5.9%	7.5%	6.8%	12.3%
Net income	124	2	292	678	162	246	208	556
Income from continuing operations attributable to shareholders2) per common share in EUR - diluted	0.10	0.20	0.32	0.77	0.19	0.28	0.23	0.61
Adjusted income from continuing operations attributable to shareholders2) per common share in EUR - diluted1)	0.23	0.35	0.42	0.76	0.29	0.43	0.46	0.83
EBITA1)	263	430	512	861	314	440	469	868
as a % of sales	6.7%	10.0%	11.9%	15.4%	7.6%	9.4%	10.0%	14.6%
Adjusted EBITA1)	344	482	568	971	364	549	583	1,066
as a % of sales	8.7%	11.2%	13.2%	17.4%	8.8%	11.8%	12.4%	17.9%
Adjusted EBITDA1)	512	661	750	1,170	576	776	816	1,335
as a % of sales	13.0%	15.4%	17.4%	20.9%	13.9%	16.6%	17.4%	22.4%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2) Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips statistics in millions of EUR unless otherwise stated

	2018				2019
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	3,942	8,229	12,535	18,121	4,151	8,822	13,524	19,482
Comparable sales growth1)	5%	5%	4%	5%	2%	4%	5%	4%
Comparable order intake1)	10%	10%	10%	10%	2%	5%	3%	3%
Gross margin	1,785	3,791	5,865	8,554	1,888	4,013	6,168	8,875
as a % of sales	45.3%	46.1%	46.8%	47.2%	45.5%	45.5%	45.6%	45.6%
Selling expenses	(1,041)	(2,203)	(3,248)	(4,500)	(1,084)	(2,257)	(3,389)	(4,682)
as a % of sales	(26.4)%	(26.8)%	(25.9)%	(24.8)%	(26.1)%	(25.6)%	(25.1)%	(24.0)%
G&A expenses	(130)	(288)	(453)	(631)	(152)	(317)	(492)	(631)
as a % of sales	(3.3)%	(3.5)%	(3.6)%	(3.5)%	(3.7)%	(3.6)%	(3.6)%	(3.2)%
R&D expenses	(433)	(858)	(1,273)	(1,759)	(439)	(882)	(1,339)	(1,884)
as a % of sales	(11.0)%	(10.4)%	(10.2)%	(9.7)%	(10.6)%	(10.0)%	(9.9)%	(9.7)%
Income from operations	201	499	950	1,719	245	594	915	1,644
as a % of sales	5.1%	6.1%	7.6%	9.5%	5.9%	6.7%	6.8%	8.4%
Net income	124	126	419	1,097	162	409	616	1,173
Income from continuing operations attributable to shareholders2) per common share in EUR - diluted	0.10	0.30	0.63	1.39	0.19	0.47	0.70	1.30
Adjusted income from continuing operations attributable to shareholders2) per common share in EUR - diluted1)	0.23	0.58	1.00	1.76	0.29	0.72	1.19	2.02
EBITA1)	263	694	1,205	2,066	314	754	1,224	2,091
as a % of sales	6.7%	8.4%	9.6%	11.4%	7.6%	8.5%	9.1%	10.7%
Adjusted EBITA1)	344	827	1,395	2,366	364	914	1,497	2,563
as a % of sales	8.7%	10.0%	11.1%	13.1%	8.8%	10.4%	11.1%	13.2%
Adjusted EBITDA1)	512	1,173	1,923	3,093	576	1,352	2,169	3,503
as a % of sales	13.0%	14.3%	15.3%	17.1%	13.9%	15.3%	16.0%	18.0%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	914,826	931,496	931,540	914,184	910,810	902,417	898,029	890,974
Shareholders' equity per common share in EUR	12.66	12.54	12.65	13.22	13.54	13.19	13.76	14.14
Net debt : group equity ratio1)	19:81	22:78	24:76	21:79	25:75	28:72	27:73	24:76
Total employees of continuing operations	73,845	75,283	76,531	77,400	77,340	77,748	79,613	80,495
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2) Shareholders refers to shareholders of Koninklijke Philips N.V.

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